Exhibit 99.1

AMENDED AND RESTATED UNDERWRITING AGREEMENT

February 3, 2021

To:	The Managers named in Schedule I hereto

For the Underwriters named in Schedule II hereto

Ladies and Gentlemen:

ImmunoPrecise Antibodies Ltd. (the “Company”), a corporation incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”), proposes to issue and sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you are acting as managers (the “Managers”), including H.C. Wainwright & Co., LLC (“Wainwright”), the number of its common shares set forth in Schedule I hereto (the “Firm Shares”). The Company also proposes to issue and sell to the several Underwriters not more than the additional number of its common shares set forth in Schedule I hereto (the “Additional Shares”) if and to the extent that you, as Managers of this offering (the “Offering”), shall have determined to exercise, on behalf of the Underwriters, the right to purchase such common shares granted to the Underwriters in Section II of this Amended and Restated Underwriting Agreement (the “Agreement”). The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares”. The common shares of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Common Shares.” If the firm or firms listed in Schedule II hereto include only the Managers listed in Schedule I hereto, then the terms “Underwriters” and “Managers” as used herein shall each be deemed to refer to such firm or firms. This Amended and Restated Underwriting Agreement amends, restates and supersedes in its entirety the underwriting agreement, dated as of February 3, 2021 between the Company and Wainwright.

The Company has filed (i) a preliminary short form base shelf prospectus, dated November 6, 2020 and (ii) a final short form base shelf prospectus, dated December 11, 2020 in respect of up to C$150,000,000 aggregate principal amount of common shares, preferred shares, debt securities, warrants, units and subscription receipts of the Company (collectively, the “Shelf Securities”) with the British Columbia Securities Commission, as principal regulator pursuant to Multilateral Instrument 11-102 – Passport System (“MI 11-102”) (the “Reviewing Authority”) and the other Canadian securities regulatory authorities in each of the Provinces of Canada, excluding Quebec (collectively, the “Canadian Qualifying Jurisdictions” and together with the Reviewing Authority, the “Canadian Securities Commissions”) in accordance with the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, published policies, notices, blanket rulings and orders of the Canadian Securities Commissions and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions (collectively, the “Canadian Securities Laws”), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”); the Reviewing Authority has issued a receipt (collectively, the “Receipt”) pursuant to the procedures provided for under

MI 11-102 and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of each of such preliminary short form base shelf prospectus and final short form base shelf prospectus (the final short form base shelf prospectus, filed with the Canadian Securities Commissions on December 11, 2020 unless the context indicates otherwise, together with all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Base Prospectus”). The Canadian preliminary prospectus supplement relating to the Offering, which excludes certain pricing information and other final terms of the Shares and which has been filed with the Canadian Securities Commissions on February 3, 2021, unless the context indicates otherwise, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the Offering, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”.

Notwithstanding the foregoing, it is acknowledged and agreed that the Canadian Final Prospectus shall not contemplate making sales of any Shares to purchasers in Canada and, accordingly, shall not contain any underwriter’s certificate. It is further acknowledged that neither the Company nor the Underwriter will market the Shares or provide marketing materials to any prospective purchasers in Canada.

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”). The Company has filed a registration statement on Form F-10 (File No.333- 249957) in respect of the Shelf Securities with the Commission and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the Offering filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on February 3, 2021 (which consists of the Canadian Preliminary Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the Offering to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Prospectuses or any free writing prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions or the Commission pursuant to Canadian Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the free writing prospectuses, if any, and the pricing information, each identified in Schedule I hereto, “road show” means a “road show” as defined in Rule 433(h) under the Securities Act that has been made available without restriction to any person, “marketing materials” has the meaning ascribed to such term in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”), “provide”, in the context of sending or making available marketing materials to a potential investor, has the meaning ascribed to such term under Canadian Securities Laws; “template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101; and “misrepresentation” means a misrepresentation for the purposes of applicable Canadian Securities Laws or any of them.

As used herein, the terms “Registration Statement,” “U.S. Preliminary Prospectus,” “Canadian Preliminary Prospectus,” “Time of Sale Prospectus”, “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents incorporated by reference therein from time to time.

1. Representations and Warranties. The Company represents and warrants to each of the Underwriters as of the date hereof, as of the Closing Date and as of each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), and agrees with each of the Underwriters, that:

(a) The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose or pursuant to Section 8A under the Securities Act are pending before or, to the knowledge of the Company, threatened by the Commission. The Receipt has been obtained under the Passport System from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Shares has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by any Canadian Securities Commission; and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with.

(b) (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws; (ii) the Registration Statement, when it became effective, did not contain, and as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not, and as of the Closing Date will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date (as defined below), will not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in the light of the circumstances under which they were made, not misleading, (v) the Registration Statement and the U.S. Final Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (vi) the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws, (vii) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the Offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 4), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (viii) each road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ix) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute full, true and plain disclosure of all material facts relating to the Shares, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8(b) hereof. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission thereunder.

(c) The Company is a “reporting issuer” or its equivalent in each of the Canadian Qualifying Jurisdictions and has complied with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Shares in connection with the Offering.

(d) The Company is not an “ineligible issuer” in connection with the Offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, in connection with the Offering pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(e) Any marketing material that the Company is required to file with or deliver to the Canadian Securities Commissions has been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws. Each marketing material that the Company has filed or delivered, or is required to file or deliver, in connection with the Offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation or untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule I hereto that have been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any marketing materials.

(f) Each of the Company and each of its Significant Subsidiaries (“Significant Subsidiary” means any subsidiary that is a “significant subsidiary” of the Company within the meaning of Rule 1-02 of Regulation S-X promulgated by the Commission or any subsidiary whose total assets represent more than 10% of the Company’s consolidated assets or whose sales and operating revenues represent more than 10% of the Company’s consolidated sales and operating revenues as at the date hereof, or, when taken as a group, whose total assets represent more than 20% of the Company’s consolidated assets or whose total sales and operating revenues represent more than 20% of the Company’s consolidated sales and operating revenues as at the date hereof) as set forth on Schedule III hereto is either a corporation, a limited partnership or a limited liability company duly organized, validly existing and in good standing (if applicable) under the laws of its jurisdiction of organization. Other than the Significant Subsidiaries set forth on Schedule III hereto, the Company does not have any Significant Subsidiary. The Company and each of its Significant Subsidiaries has full corporate, limited partnership or limited liability company, as the case may be, power to own, lease and operate its properties and to conduct the businesses in which they are engaged as described in the Time of Sale Prospectus and the Prospectuses, and the Company is duly qualified as a foreign corporation to transact business and is in good standing (if applicable) in each jurisdiction in which the nature of its business or the ownership or leasing of its properties make such qualification necessary, except where the failure to have such power and authority or to so qualify would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. “Material Adverse Effect” means (i) a material adverse change in, or a material adverse effect upon, the results of operations, business, properties, prospects or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole or (ii) the material impairment of the ability of the Company to perform its obligations under this Agreement.

(g) This Agreement has been duly authorized, executed and delivered by the Company, and constitutes the valid, legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as rights to indemnity hereunder may be limited by federal or state securities laws and except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity.

(h) The Underwriter Warrants (as defined below) have been duly authorized, and when executed and delivered by the Company, and will constitute the valid, legal and binding obligation of the Company, enforceable against the Company in accordance with their terms, except as rights to indemnity hereunder may be limited by federal or state securities laws and except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity.

(i) All necessary action has been taken by the Company to authorize the execution and delivery of this Agreement, the Underwriter Warrants and the transactions contemplated hereby, including, as applicable, execution and delivery of the Canadian Base Prospectus, the Canadian Preliminary Prospectus, any marketing materials and the Canadian Final Prospectus, as well as any amendments to any of the foregoing, and the filing or delivery thereof under Canadian Securities Laws in each Canadian Qualifying Jurisdiction.

(j) The authorized share capital of the Company conforms as to legal matters to the description thereof contained in the Time of Sale Prospectus and the Prospectuses.

(k) On November 23, 2020, the Company effected a consolidation of Common Shares on the basis of one (1) new Common Share for every five (5) previously issued and outstanding Common Shares (the “Consolidation”). All necessary action has been taken by the Company to authorize the Consolidation and the Consolidation did not, does not and will not contravene (i) any provision of applicable law, (ii) the notice of articles or articles of the Company, (iii) any agreement or other instrument binding upon the Company or any of its subsidiaries or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, except in the case of clauses (i), (iii) and (iv), where any such contravention would not reasonably be expected to result in a Material Adverse Effect and no consent, approval, authorization or order of, or qualification with, any such governmental body or agency is required for the Consolidation, except such consents, approvals, authorizations, orders, licenses, registrations, filings or qualifications as shall have been obtained or made prior to the Closing Date.

(l) As of January 29, 2021, the authorized share capital of the Company consisted of an unlimited number of Common Shares without par value and, as of the date hereof, 17,119,235 Common Shares are issued and outstanding

(m) All of the issued Common Shares prior to the issuance of the Shares have been duly authorized and are validly issued, fully paid and non-assessable; and all of the issued voting or equity securities of each Significant Subsidiary and, except as would not reasonably be expected to have a Material Adverse Effect, each of the Company’s other subsidiaries, have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly by the Company, free and clear of all liens, encumbrances, equities or claims, except as set forth in the Time of Sale Prospectus and the Prospectuses.

(n) The Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights.

(o) The Underwriter Warrant Shares have been duly authorized and, when issued and delivered in accordance with the terms of the Underwriter Warrants, will be validly issued, fully paid and non-assessable, and the issuance of such Underwriter Warrant Shares will not be subject to any preemptive or similar rights.

(p) The issued and outstanding Common Shares are listed and posted for trading on the TSX Venture Exchange (the “TSX-V”) and have been approved for listing on the Nasdaq Global Market (the “Nasdaq”) subject only to official notice of issuance. The Company is in compliance in all material respects with the rules and regulations of the TSX-V and the Nasdaq.

(q) The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement and the Underwriter Warrants will not contravene (i) any provision of applicable law, (ii) the notice of articles or the articles of the Company or any Significant Subsidiary, (iii) any agreement or other instrument binding upon the Company or any of its subsidiaries or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, except in the case of clauses (i), (iii) and (iv), where any such contravention would not reasonably be expected to result in a Material Adverse Effect, and no consent, approval, authorization or order of, or qualification with, any such governmental body or agency is required for the performance by the Company of its obligations under this Agreement and the Underwriter Warrants, except for (x) the registration of the Shares under the Securities Act and such consents, approvals, authorizations, orders and registrations or qualifications as may be required by the Financial Industry Regulatory Authority, Inc. (“FINRA”) and under applicable state securities laws in connection with the purchase and distribution of the Shares and the Underwriter Warrant Shares, as applicable, by the Underwriters, (y) the filing of the Canadian Final Prospectus and the filing or delivery, as applicable, of any marketing materials, and (z) such consents, approvals, authorizations, orders, licenses, registrations, filings or qualifications as shall have been obtained or made prior to the Closing Date.

(r) Since the date of the most recent financial statements of the Company included in the Time of Sale Prospectus and the Prospectuses, there has not occurred any change that has resulted in a Material Adverse Effect, except as described in the Time of Sale Prospectus and the Prospectuses.

(s) There are no legal or governmental proceedings (including, without limitation, any action, suit, proceeding, inquiry or investigation before or brought by the Food and Drug Administration (the “FDA”), the European Commission, the European Medicines Agency or any other competent authorities of the Member States of the European Economic Area (collectively, the “EMA”) or any other Health Regulatory Agency (as defined below)) pending to which the Company or any of its subsidiaries is a party, to which any of the properties of the Company or any of its subsidiaries is subject (i) other than (A) proceedings described in the Time of Sale Prospectus and the Prospectuses and (B) proceedings that would not reasonably be expected to result in a Material Adverse Effect, or (ii) that are required to be described in the Time of Sale Prospectus and the Prospectuses, and, in each of the cases set forth in clauses (i) and (ii) above, to the knowledge of the Company, no such proceedings are threatened.

(t) There are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectuses or to be filed as exhibits to the Registration Statement or filed or delivered with the Canadian Securities Commissions in connection with the filing of the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Time of Sale Prospectus or the Prospectuses that are not described, filed or delivered as required.

(u) The Company is not, and after giving effect to the offering and sale of the Shares, the Underwriter Warrants and the Underwriter Warrant Shares and the application of the proceeds thereof as described in the U.S. Final Prospectus and the Prospectuses will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(v) Computershare Trust Company of Canada at its principal offices in Toronto, Ontario has been duly appointed as transfer agent and registrar for the Common Shares and Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts has been duly appointed as U.S. co-transfer agent and co-registrar for the Common Shares.

(w) The Company and its subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(x) There are no costs of compliance or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(y) each of the Company and the Significant Subsidiaries has taken reasonable steps, including but not limited to the payment of all required annuities, fees, costs, expenses and taxes to maintain and protect its proprietary rights provided in law and at equity to all material: (i) trademarks, service marks, trade dresses, logos, designs and slogans whether in word, mark, stylized or design format, registered and unregistered, throughout the world; (ii) patents and patent applications (respectively issued or filed throughout the world), as well as any reexaminations, extensions, and reissues thereof and any divisionals, continuations, continuation-in-parts and any other applications or patents that claim priority from such patents and applications, (iii) copyrights, registered and unregistered, and all rights, claims and privileges pertaining thereto; software and documentation therefore, (iv) inventions (whether or not patentable), formulas, processes, invention disclosures, technology, technical data or information; (v) all rights, claims and privileges pertaining thereto, all industrial designs, trade secrets, know-how, concepts, information; (vi) all licenses, authorizations and approvals issued by a governmental authority for the right to manufacture, import, store, market, promote, advertise, offer for sale, sell, use and/or otherwise distribute a product, including, without limitation, all filings filed with the Food and Drug Administration, Health Canada and all authorizations issuing from a governmental authority based upon or as a result of such applications and requests, which are owned by the Company or any Subsidiary, acquired by the Company or any Subsidiary via assignment, purchase or otherwise or that the Company or any Subsidiary is licensed, authorized or otherwise granted rights under or to, and (vii) any other material intellectual and industrial property and other proprietary rights information (collectively, “Intellectual Property”) in those jurisdictions where, in the reasonable opinion of the Company, the Company and the Significant Subsidiaries carry on a sufficient business to justify such steps.

(z) All material documents filed or recorded with a patent office or other relevant Intellectual Property registry for registration, recordation or issuance of Intellectual Property rights have been duly and properly filed and recorded.

(aa) The Company or any Significant Subsidiary, as applicable, is the owner or authorized licensee or sub-licensee of all the material Intellectual Property necessary to properly conduct the business of the Company and the Significant Subsidiaries, respectively, as set out in the Prospectus.

(bb) The Company or any Significant Subsidiary each owns or has the right to use under license, sublicense or otherwise all material Intellectual Property used by the Company and the Significant Subsidiaries in each of their respective business.

(cc) The Intellectual Property owned by the Company and the Significant Subsidiaries is free and clear of any and all material liens, encumbrances or security interests of any nature, except for encumbrances or security interests granted in respect of general bank security incurred or granted, as the case may be, in the ordinary course of business.

(dd) There are no material restrictions on the ability of the Company or any Significant Subsidiary to use and exploit all rights in the Intellectual Property required in the ordinary course of the Company or the Significant Subsidiaries’ businesses as currently conducted.

(ee) None of the rights of the Company or the Significant Subsidiaries in any Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement.

(ff) Neither the Company nor any of the Significant Subsidiaries has received any notice of infringements of the Intellectual Property of any third party and, to the knowledge of the Company, there are no material infringements of or conflicts with asserted rights of others with respect to any of the Company’s or any Significant Subsidiary’s Intellectual Property or of circumstances that would render any of the Company’s or any Significant Subsidiary’s Intellectual Property invalid or inadequate to protect the interests of the Company or the Significant Subsidiaries therein and which infringement or conflict (if subject to an unfavourable decision, ruling or finding) or invalidity or inadequacy would have a Material Adverse Effect on the Company and the Significant Subsidiaries, on a consolidated basis.

(gg) None of the Company’s or Significant Subsidiaries’ material Intellectual Property rights have been or are subject to any pending or outstanding injunction, directive, order, judgment, or other disposition of dispute that adversely restricts, or when any such pending dispute is concluded may adversely restrict, the use, transfer, registration, licensing or other exploitation of any such Intellectual Property rights, or otherwise adversely affects, or may adversely affect, the scope, validity, use, right to use, registrability, or enforceability of such Intellectual Property rights.

(hh) The Company and each of the Significant Subsidiaries have taken reasonable measures to protect and preserve the confidentiality of, all confidential information, trade secrets, know-how and other non-patented proprietary information of the Company and the Significant Subsidiaries, and to protect and preserve its rights to all copyrighted material, confidential information, trade secrets, know-how and other non-patented proprietary information relating to the business of the Company and the Significant Subsidiaries and developed or

(ii) There are no contracts, agreements or understandings between the Company or any of its Significant Subsidiaries and any person granting such person the right to require the Company or any of its Significant Subsidiaries to file a registration statement under the Securities Act or a prospectus under Canadian Securities Laws with respect to any securities of the Company or any of its Significant Subsidiaries or to require the Company or any of its Significant Subsidiaries to include such securities with the Shares being offered pursuant to the U.S. Final Prospectus or the Shares qualified by the Canadian Final Prospectus.

(jj) (i) None of the Company or its subsidiaries or affiliates, or any director or officer thereof or, to the Company’s knowledge, any employee, agent or representative of the Company or of any of its subsidiaries or affiliates, has taken any action in furtherance of an unlawful offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) (“Government Official”) in order to influence official action, or to any person in violation of any applicable anti-corruption laws; (ii) the Company and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws; and (iii) neither the Company nor its subsidiaries will use, directly or indirectly, the proceeds of the Offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(kk) The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ll) (i) None of the Company, any of its subsidiaries, or any director or officer thereof, or, to the Company’s knowledge, any employee, agent, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by one or more Persons that are:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the Swiss Secretariat of Economic Affairs or other relevant sanctions authority (collectively, “Sanctions”), or

(B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea and Syria).

(ii) The Company will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the Offering, whether as underwriter, advisor, investor or otherwise).

(iii) For the past five years, the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(mm) Subsequent to the respective dates as of which information is given in the Time of Sale Prospectus and the Prospectuses, (i) the Company and its subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Company has not purchased any of its Common Shares, nor declared, paid or otherwise made any dividend or distribution of any kind on its Common Shares other than ordinary and customary dividends and the repurchase of Common Shares pursuant to the normal course issuer bid of the Company through the facilities of and in accordance with the rules and regulations of the TSX-V and the Nasdaq; and (iii) there has not been any material change in the share capital, short-term debt or long-term debt of the Company and its subsidiaries, except in each case as described in the Time of Sale Prospectus and the Prospectuses, respectively.

(nn) The Company and its subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property, in each case, owned by them which is material to the business of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the Time of Sale Prospectus and the Prospectuses or such as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(oo) The Company and its subsidiaries own, possess or have valid license or other enforceable legal right to use, or can acquire such right on reasonable terms, all patents, patent rights, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them and material to the operation of the business of the Company and its subsidiaries, taken as a whole, and neither the Company nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to result in a Material Adverse Effect. The Company and its subsidiaries take all reasonable actions to protect the integrity, security and continuous operation of the material software, systems and information technology assets used in their businesses (and the data within), and there have been no breaches, violations, outages or unauthorized uses of same, except in each case that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(pp) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and to maintain asset accountability; (iii) access to its financial assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Time of Sale Prospectus and the Prospectuses, since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(qq) The consolidated historical financial statements (including the related notes thereto) of the Company and its consolidated subsidiaries included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses comply as to form in all material respects with the applicable requirements of the Canadian Securities Laws and of Regulation S-X under the Securities Act (to the extent such regulation applies to a multi-jurisdictional disclosure system) and present fairly in all material respects the financial position of the Company and its consolidated subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such consolidated historical financial statements have been prepared in conformity with IFRS applied on a consistent basis throughout the periods covered thereby; the other financial information included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses has been derived from the accounting records of the Company and its consolidated subsidiaries and presents fairly in all material respects the information shown thereby.

(rr) The Company has devised and maintains a system of disclosure controls and procedures designed to ensure that information required to be disclosed by it under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Laws and the United States Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed will be accumulated and communicated to the management of the Company in charge of disclosure matters, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and such disclosure controls and procedures are effective.

(ss) No material labor dispute exists between its employees, on the one hand, and the Company or any of its subsidiaries, on the other hand, except as described in the Time of Sale Prospectus and the Prospectuses, or, to the knowledge of the Company, is threatened.

(tt) The Company and its subsidiaries are insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged.

(uu) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Company and its subsidiaries possess all licenses, certificates, authorizations and permits issued by, and have made all declarations and filings with, the appropriate federal, state, provincial or foreign regulatory authorities necessary under applicable law to conduct their respective businesses as described in the Time of Sale Prospectus and the Prospectuses, and neither the Company nor any of its subsidiaries has received any notice with respect to the revocation or modification of any such material license, certificate, authorization or permit, subject in each case to such qualification as may be set forth in the Time of Sale Prospectus and the Prospectuses.

(vv) Crowe MacKay LLP, chartered professional accountants (“Crowe MacKay”), who have certified certain financial statements of the Company and delivered their report with respect to the audited consolidated financial statements included in the Time of Sale Prospectus and the Prospectuses, (i) have been the Company’s or its predecessors auditors since 2017 and (ii) are independent public accountants as required by Canadian Securities Laws and the institute of chartered accountants in each of the Canadian Qualifying Jurisdictions in respect of a listed entity (as defined in such requirements) and are an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States), and there has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)) with Crowe MacKay with respect to the audit of the Company.

(ww) The Company is and has been since November 6, 2020, in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and all rules and regulations promulgated thereunder or implementing provisions thereof (the “Sarbanes-Oxley Act”).

(xx) The Company and each of its subsidiaries have filed all federal, state, provincial, local and foreign tax returns required to be filed or have requested extensions thereof (except where the failure to file would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect) and have paid all taxes required to be paid thereon (except for cases in which the failure to file or pay would not reasonably be expected to result in a Material Adverse Effect, or, except as currently being contested in good faith and for which reserves required by IFRS have been created in the financial statements of the Company), and no tax deficiency has been determined adversely to the Company or any of its subsidiaries which has resulted in (nor does the Company nor any of its subsidiaries have any notice or knowledge of any tax deficiency which would reasonably be expected to be determined adversely to the Company or its subsidiaries and which would reasonably be expected to result in) a Material Adverse Effect.

(yy) Except as would not reasonably be expected to result in a Material Adverse Effect, (i) the Company and each of its subsidiaries are in compliance with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”); (ii) no “reportable event” (as defined in ERISA) has occurred with respect to any “pension plan” (as defined in ERISA) for which the Company would have any liability; (iii) the Company has not incurred and does not expect to incur liability under (A) Title IV of ERISA with respect to termination of, or withdrawal from, any “pension plan” or (B) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the “Code”); and (iv) each “pension plan” for which the Company would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

(zz) No acquisition has been made by the Company that is a “significant acquisition” for the purposes of Item 10 of Form 44-101F1 of NI 44-101 and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company at the date of the Prospectuses, would be a “significant acquisition” for the purposes of Item 10 of Form 44-101F1 of NI 44-101, in each case, that would require the prescribed disclosure in the Canadian Final Prospectus pursuant to Canadian Securities Laws.

(aaa) The Company has a reasonable basis for disclosing all forward-looking information (as defined in NI 51-102) contained in the Time of Sale Prospectus and the Prospectuses.

(bbb) Under the current laws and regulations of Canada and the Province of British Columbia, all dividends and other distributions declared and payable on the Shares and the Underwriter Warrant Shares in cash may be freely remitted out of Canada and may be paid in, or freely converted into, United States dollars, in each case without there being required any consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in Canada; and except as disclosed in the Time of Sale Prospectus and Prospectuses, all such dividends and other distributions paid by the Company will not be subject to withholding under the laws and regulations of Canada and the Province of British Columbia.

(ccc) No stamp, documentary, issuance, registration, transfer, withholding, capital gains, income or other taxes or duties are payable by or on behalf of the Underwriters, the Company or any of its subsidiaries under the federal laws of Canada or the laws of the Province of British Columbia or to any taxing authority thereof or therein in connection with (i) the execution, delivery or consummation of this Agreement and the Underwriter Warrants, (ii) the creation, allotment and issuance of the Shares and the Underwriter Warrant Shares, (iii) the sale and delivery of the Shares, the Underwriter Warrants and the Underwriter Warrant Shares to the Underwriters or purchasers procured by the Underwriters, or (iv) the resale and delivery of the Shares, the Underwriter Warrants and the Underwriter Warrant Shares, as applicable, by the Underwriters in the manner contemplated herein.

(ddd) The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its most recent taxable year and it does not expect to be a PFIC for its current taxable year or in the foreseeable future.

(eee) The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act.

(fff) The Company does not have any debt securities or preferred shares that are rated by any “nationally recognized statistical rating organization,” as defined in Section 3(a)(62) of the Exchange Act.

(ggg) (i) The Company and each of its subsidiaries have complied and are presently in compliance with all material internal and external privacy policies, contractual obligations, applicable laws, statutes, judgments, orders, rules and regulations of any court or arbitrator or other governmental or regulatory authority and any other legal obligations, in each case, relating to the collection, use, transfer, import, export, storage, protection, disposal and disclosure by the Company or any of its subsidiaries of personal, personally identifiable, household, sensitive, confidential or regulated data (“Data Security Obligations”, and such data, “Data”); (ii) the Company has not received any notification of or complaint regarding and is unaware of any other facts that, individually or in the aggregate, would reasonably indicate non-compliance with any Data Security Obligation; and (iii) to the knowledge of the Company, there is no action, suit or proceeding by or before any court or governmental agency, authority or body pending or threatened alleging non-compliance with any Data Security Obligation.

(hhh) The Company and each of its subsidiaries have taken reasonable technical and organizational measures necessary to protect the information technology systems and Data used in connection with the operation of the Company’s and its subsidiaries’ businesses. Without limiting the foregoing, the Company and its subsidiaries have used reasonable efforts to establish and maintain, and have established, maintained, implemented and complied with, reasonable information technology, information security, cyber security and data protection controls, policies and procedures, including oversight, access controls, encryption, technological and physical safeguards and business continuity/disaster recovery and security plans that are designed to protect against and prevent breach, destruction, loss, unauthorized distribution, use, access, disablement, misappropriation or modification, or other compromise or misuse of or relating to any information technology system or Data used in connection with the operation of the Company’s and its subsidiaries’ businesses (“Breach”). There has been no such Breach with a material impact on the Company’s business, and the Company and its subsidiaries have not been notified of and have no knowledge of any event or condition that would reasonably be expected to result in, any such Breach.

(iii) The Company and its subsidiaries have submitted and possesses, or qualifies for applicable exemptions to, such valid and current registrations, listings, approvals, clearances, licenses, certificates, authorizations or permits and supplements or amendments thereto (collectively, “Health Care Authorizations”) issued or required by the appropriate local, state, federal, national, supranational or other foreign regulatory agencies or bodies (collectively, “Health Regulatory Agencies”) necessary to conduct their respective businesses as described in the Time of Sale Prospectus and Prospectuses, including, without limitation, all such Health Care Authorizations required by the FDA, the Department of Health and Human Services, the European Commission, the EMA or any other Health Regulatory Agencies engaged in the regulation of Biologics (as defined in the Public Health Service Act of 1944, as amended (42 U.S.C. 6A et seq.), except as would not be reasonably expected to result in a Material Adverse Effect. The Company has not received any notice of proceedings, or have any knowledge of any threatened proceedings, relating to the revocation or modification of, or non-compliance with, any such Health Care Authorization, except where such revocation, modification or non-compliance would not result in a Material Adverse Effect.

(jjj) The Company and its subsidiaries are, and have been, in material compliance with all applicable Health Care Laws, and have not engaged in activities which are, as applicable, cause for false claims liability, civil penalties, or mandatory or permissive exclusion from Medicare, Medicaid or any other state, federal or national health care program, except where such noncompliance, false claims liability or civil penalties would not reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect. For purposes of this Agreement, “Health Care Laws” means all health care laws applicable to the Company or a subsidiary, including, but not limited to: the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.), the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the Civil False Claims Act (31 U.S.C. Section 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), Basic Health and Human Services Policy for Protection of Human Research Subjects “Common Rule” as codified and enforced by the Department of Health and Human Services in 45 C.F.R. part 46 and enforced by FDA under 21 C.F.R. part 50, Laboratory Animal Welfare Act of 1966, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), any and all other applicable comparable local, state, federal, national, supranational and foreign health care laws and the regulations promulgated pursuant to such laws, each as amended from time to time. Neither the Company nor any subsidiary has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product operation or activity is in material violation of any Health Care Laws, and, to the knowledge of the Company, no such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action is threatened. Neither the Company nor any subsidiary has received any written notice of adverse filing, warning letter, untitled letter or other correspondence or notice from the FDA, the European Commission, the EMA or any other Health Regulatory Agencies, or any other court or arbitrator, alleging or asserting material noncompliance with the Health Care Laws. Neither the Company nor any subsidiary is a party to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither the Company nor any subsidiary, nor, to the knowledge of the Company, any of their respective employees, officers or directors has been excluded, suspended or debarred from participation in any U.S. federal health care program or human research study or trial or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension or exclusion.

(kkk) (A) The research studies and trials conducted by or, to the Company’s knowledge, on behalf of, or sponsored by, the Company or any subsidiary, or in which the Company or a subsidiary has participated, that are described in the Time of Sale Prospectus and Prospectuses, or the results of which are referred to in the Time of Sale Prospectus and Prospectuses, as applicable, were and, if still pending, are being, conducted in all material respects in accordance with applicable experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company and its subsidiaries and all applicable statutes, rules and regulations of the FDA, National Institute of Health Department of Health and Human Services, the European Commission, the EMA and any other Health Regulatory Agencies to which it is subject; (B) the descriptions of the results of such studies and trials contained in the Time of Sale Prospectus or the Prospectuses do not contain any misstatement of a material fact or omit to state a material fact necessary to make such statements not misleading; (C) the Company has no knowledge of any research studies or trials not described in the Time of Sale Prospectus and Prospectuses the results of which reasonably call into question in any material respect the results of the research studies and trials described in the Time of Sale Prospectus or the Prospectuses; (D) neither the Company nor any subsidiary has received any notices or correspondence from the FDA, the European Commission, the EMA or any Health Regulatory Agency or any institutional review board or comparable authority requiring or threatening the premature termination, suspension, material modification or clinical hold of any research studies or trials conducted by or on behalf of, or sponsored by, the Company or any subsidiary or in which the Company or any subsidiary has participated that are described in the Time of Sale Prospectus or Prospectuses, and, to the Company’s knowledge, there are no reasonable grounds for the same; (E) there has not been any violation of applicable law or regulation by the Company or any subsidiary in any of their respective product development efforts, submissions or reports to the FDA, the European Commission, the EMA or any other Health Regulatory Agency that could reasonably be expected to require investigation, corrective action or result in enforcement action, except where such violation would not, singly or in the aggregate, result in a Material Adverse Effect; and (F) the research studies and clinical trials of Company and its subsidiaries are being conducted in an ethical and humane manner under state, national or supra-national applicable laws which are either equal or more stringent than applicable laws and regulations enforced by the Department of Health and Human Services and FDA governing human, animal or non-human primate research participants and test subjects and such studies and the clinical trials are conducted under the auspices of a neutral and independent Institutional Animal Care and Use Committee or Institutional Review Board and applicable state, national, or supra national agencies responsible for oversight.

(lll) The manufacture of the Company’s or any subsidiary’s products by or, to the knowledge of the Company, on behalf of the Company or any subsidiary is being conducted in compliance with all applicable Health Care Laws, including, without limitation, the FDA’s regulation pertaining to Biologics at 21 CFR Part 600, and, to the extent applicable, the respective counterparts thereof promulgated by the European Commission, the EMA or other Health Regulatory Agencies. Except as disclosed in the Time of Sale Prospectus and Prospectuses, neither the Company nor any subsidiary has had any manufacturing site (whether owned by the Company or a subsidiary or, to the knowledge of the Company, that of a third party manufacturer for the Company’s or a subsidiary’s products) subject to an FDA, European Commission, EMA or other Health Regulatory Agency shutdown or import or export prohibition, nor received any FDA,

European Commission, EMA or other Health Regulatory Agency “warning letters,” or “untitled letters” alleging or asserting material noncompliance with any applicable Health Care Laws, requests to make material changes to the Company’s or a subsidiary’s products, processes or operations, or similar correspondence or notice from the FDA, the European Commission, the EMA or other Health Regulatory Agency alleging or asserting material noncompliance with any applicable Health Care Laws, other than those that have been satisfactorily addressed and/or closed with the FDA, the European Commission, the EMA or other Health Regulatory Agency. To the knowledge of the Company, none of the FDA, the European Commission, the EMA or any other Health Regulatory Agency is considering such action.

2. Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company the respective numbers of Firm Shares set forth in Schedule II hereto opposite its name at the purchase price set forth in Schedule I hereto (the “Purchase Price”).

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly, up to the number of Additional Shares set forth in Schedule I hereto at the Purchase Price, provided, however, that the amount paid by the Underwriters for any Additional Shares shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm Shares but not payable on such Additional Shares. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the Closing Date. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the closing date for the Firm Shares nor later than ten business days after the date of such notice. On each Option Closing Date, each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

3. Public Offering. The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Company is further advised by you that the Shares are to be offered to the public upon the terms set forth in the Prospectuses.

4. Payment and Delivery. Payment for the Firm Shares shall be made to the Company in immediately available funds in New York City on the closing date and time set forth in Schedule I hereto, or at such other time on the same or such other date, not later than the fifth business day thereafter, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares shall be made to the Company in immediately available funds in New York City on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than the third business day thereafter, as shall be designated in writing by you.

The Firm Shares and the Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

5. Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective change, in the condition (financial or otherwise) or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b) The Underwriters shall have received on the Closing Date (A) a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date (it being understood that the officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened) and (B) a certificate, dated the Closing Date and signed by the secretary or similar officer of the Company, in form and substance previously agreed.

(c) The Underwriters shall have received on the Closing Date an opinion of Norton Rose Fulbright Canada LLP, outside Canadian counsel for the Company (and such counsel may arrange for separate deliveries of opinions of local counsel, where such counsel deems such delivery proper, as to the laws of the Province of British Columbia), dated the Closing Date, in form and substance previously agreed.

(d) The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Norton Rose Fulbright US LLP, outside U.S. counsel for the Company, dated the Closing Date, in form and substance previously agreed.

(e) The Underwriters shall have received on the Closing Date an opinion of Stikeman Elliott LLP, Canadian counsel for the Underwriters, dated the Closing Date, in form and substance previously agreed.

(f) The Underwriters shall have received on the Closing Date a negative assurance letter of Lowenstein Sandler LLP, U.S. counsel for the Underwriters, dated the Closing Date, in form and substance previously agreed.

(g) The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from Crowe MacKay, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the date hereof shall use a “cut-off date” not more than two business days prior to the date hereof and the letter delivered on the Closing Date shall use a “cut-off date” not more than two business days prior to the Closing Date.

(h) The Underwriters shall have received, on each of the date hereof and the Closing Date, a certificate of the chief financial officer of the Company covering such matters as previously agreed.

(i) The Shares and the Underwriter Warrant Shares shall have been conditionally approved for listing and posting for trading on the TSX-V and the Nasdaq, subject only to the satisfaction by the Company of customary conditions imposed by the TSX-V and Nasdaq in similar circumstances.

(j) The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between you and the officers and directors of the Company listed on Annex A hereto relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

(k) The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:

(i) a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificates delivered on the Closing Date pursuant to Section 5(b) hereof remain true and correct as of such Option Closing Date;

(ii) an opinion of Norton Rose Fulbright Canada LLP, outside Canadian counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(c) hereof;

(iii) an opinion of Norton Rose Fulbright US LLP, outside U.S. counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(d) hereof;

(iv) an opinion of Stikeman Elliott LLP, Canadian counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(e) hereof;

(v) a negative assurance letter from Lowenstein Sandler LLP, U.S. counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the negative assurance letter required by Section 5(f) hereof;

(vi) a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from Crowe MacKaye, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 5(g) hereof; provided that the letter delivered on the Option Closing Date shall use a “cut-off date” not earlier than two business days prior to such Option Closing Date;

(vii) a certificate of the chief financial officer of the Company dated the Option Closing Date, substantially in the same form and substance as the certificate furnished to the Underwriters pursuant to Section 5(h) hereof; and

(viii) such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares.

6. Covenants of the Company. The Company covenants with each Underwriter as follows:

(a) To furnish to you, without charge, a signed copy of the Registration Statement (without exhibits thereto and documents incorporated by reference therein) and to deliver to each of the Underwriters as many copies of the Time of Sale Prospectus, the Prospectuses, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b) Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses or the Canadian Base Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object promptly after receipt thereof, and to file (i) the Canadian Final Prospectus with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) U.S. Final Prospectus with the Commission within the applicable period specified in General Instruction II.L. of Form F-10 under the Securities Act.

(c) To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object; provided that, if in the reasonable opinion of counsel for the Company, any such amendment or supplement shall be required by law or regulation to be used, the Company shall be permitted to file such amendment or supplement after taking into account such comments as you may reasonably make on the content, form or other aspects of such amendment or supplement.

(d) To prepare, in consultation with the Managers, and approve in writing, prior to such time any marketing materials are provided to potential investors in Shares, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with Canadian Securities Laws and United States Securities Laws and to be acceptable in form and substance to the Company and the Underwriters, acting reasonably, and to deliver any such marketing materials to the Canadian Securities Commissions in compliance with Canadian Securities Laws.

(e) Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(f) During the period from the date of this Agreement to the later of the Closing Date and the date of completion of distribution of the Shares, the Company shall, promptly after receiving notice or obtaining knowledge, notify the Underwriters and their counsel in writing of the full particulars of:

(i) (a) the issuance by any securities commission, stock exchange or comparable authority of any order suspending or preventing the use of any of the Registration Statement, Preliminary Prospectuses, Time of Sale Prospectus, marketing materials, Prospectuses or any amendments or supplements thereto (“Offering Documents”), (b) the suspension of the qualification of the Common Shares for offering or sale in any of the Canadian Qualifying Jurisdictions or in the United States, (c) the institution or threatening of any proceeding for any of those purposes, or (d) any requests made by any securities commission, stock exchange or comparable authority for amending or supplementing any of the Offering Documents, or for additional information, and will use its reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(ii) any Material Adverse Effect;

(iii) any material fact that has arisen or has been discovered and would have been required by Canadian Securities Law or United States Securities Law to have been stated in the Offering Documents or any Offering Document Amendment had the fact arisen or been discovered on, or prior to, the date of such document; and

(iv) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents or whether any event or state of facts has occurred after the date of this Agreement, which fact or change is, or may be, in any case, of such a nature as to render any statement in the Offering Documents misleading or untrue or which would result in a misrepresentation in the Offering Documents or which would result in the Offering Documents not complying (to the extent that such compliance is required) with Canadian Securities Laws or United States Securities Laws, in each case, as at any time up to and including the later of the Closing Date and the date of completion of the distribution of the Shares.

(g) The Company covenants and agrees with the Underwriters that it will:

(i) promptly provide to the Underwriters, and will cause each of its subsidiaries to provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Shares, copies of any filings made by the Company or its subsidiaries of information relating to the Offering with any securities exchange or any regulatory body in Canada or the United States or any other jurisdiction; and

(ii) promptly provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Shares, drafts of any press releases (other than press releases which do not contain material facts and relate to promotion of the Company’s products or services, sponsorship of events or similar press releases issued with a view to market the products or services of the Company as opposed to disclosing material facts or other material information) of the Company relating to the Company or the Offering contemplated by this Agreement for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that the Company may issue such press releases immediately without prior Underwriters’ counsel review to the extent immediate release is required to comply with applicable Canadian Securities Laws or United States Securities Laws or other legislation or the rules and regulations of the TSX-V or Nasdaq and provided further that the consent of the Underwriters shall not be required for the issuance of any such press releases.

(h) If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer (whose names and addresses you shall furnish to the Company) upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply in material respects with applicable law.

(i) If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Preliminary Prospectus to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Canadian Preliminary Prospectus to comply with Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Shares or to comply with any French language requirements), forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Canadian Preliminary Prospectus so that the statements in the Canadian Preliminary Prospectus as so amended or supplemented will not, in the light of the circumstances when the Canadian Preliminary Prospectus is delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the Canadian Preliminary Prospectus, as amended or supplemented, will comply with Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Shares or to comply with any French language requirements).

(j) If any event shall occur or condition exist as a result of which it is necessary to amend or supplement any marketing materials in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the marketing materials to comply with Canadian Securities Laws, forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the marketing materials so that the statements in the marketing materials as so amended or supplemented will not, in the light of the circumstances when the marketing materials are delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the marketing materials, as amended or supplemented, will comply with Canadian Securities Laws.

(k) If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with Canadian Securities Laws, forthwith to prepare, file or deliver, as applicable, with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses (or one of them) as so amended or supplemented will not, in the light of the circumstances be misleading or contain a misrepresentation or so that the Prospectuses, as amended or supplemented, will comply with Canadian Securities Laws.

(l) To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction where it is not presently qualified or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(m) The Company shall pay, and shall indemnify and hold the Underwriters harmless against, any stamp, issue, registration, documentary, sales, transfer or other similar taxes, governmental charges or duties imposed under the laws of Canada or any political sub-division or taxing authority thereof or therein that is payable in connection with (i) the execution, delivery, consummation or enforcement of this Agreement, (ii) the creation, allotment and issuance of the Shares, (iii) the sale and delivery of the Shares to the Underwriters or purchasers procured by the Underwriters, or (iv) the resale and delivery of the Shares by the Underwriters in the manner contemplated herein.

(n) All sums payable by the Company under this Agreement shall be paid free and clear of and without deductions or withholdings of any present or future taxes, governmental charges or duties, unless the deduction or withholding is required by law, in which case the Company shall pay such additional amount as will result in the receipt by each Underwriter of the full amount that would have been received had no deduction or withholding been made.

(o) All sums payable to an Underwriter shall be considered exclusive of any value added or similar taxes. Where the Company is obliged to pay value added or similar tax on any amount payable hereunder to an Underwriter, the Company shall in addition to the sum payable hereunder pay an amount equal to any applicable value added or similar tax.

(p) To make generally available to the Company’s security holders and to you (it being understood that filings on SEDAR or EDGAR satisfy this requirement) as soon as practicable earnings statements covering four fiscal quarters of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(q) To use its best efforts to have the Shares and the Underwriter Warrant Shares accepted for listing on the TSX-V and the Nasdaq and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(r) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all reasonable expenses incident to the performance of its obligations under this Agreement, including: (i) the reasonable fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the registration, qualification and delivery of the Shares under the Securities Act and the Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any base shelf prospectus, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, any marketing materials, and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission and the Canadian Securities Commissions relating to the Shares, all translation costs associated therewith, all printing and typesetting costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares, the Underwriter Warrants and the Underwriter Warrant Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky memorandum or filing fees in connection with the offer and sale of the Shares under state securities laws, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the Offering by FINRA, (v) all costs and expenses incident to listing the Shares and the Underwriter Warrant Shares on the TSX-V and the Nasdaq, (vi) the cost of printing any certificates representing the Shares, the Underwriter Warrants and the Underwriter Warrant Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, and expenses associated with the production of road show slides in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of any aircraft chartered, (ix) the document production charges and expenses associated with printing this Agreement, (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section, (xi) all actual and documented out-of-pocket expenses and all fees of the Underwriters’ legal counsel and other out-of-pocket expenses of the Underwriters reasonably incurred in connection with the transactions contemplated hereby; provided, that the amount payable pursuant to the foregoing clauses (iv) and (xi) in the aggregate shall not exceed $250,000, and (xii) the costs and fees of any escrow agent and the actual out-of-pocket costs incurred by the Underwriters in connection with clearing agent settlement and financing, which cost shall not exceed $15,950. At the Closing Date and any Option Closing Date, the Company shall pay Wainwright a management fee equal to 1.0% of the gross proceeds raised at the Closing Date and each Option Closing Date. At the Closing Date, the Company shall pay Wainwright $50,000 for non-accountable expenses. Any such amount payable to the Underwriters may be deducted from the purchase price for the Shares. It is understood, however, that except as provided in this Section 6 and Section 8 entitled “Indemnity and Contribution” and the last paragraph of Section 10 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.

(s) The Company shall issue to Wainwright or its designees on each of the Closing Date and each Option Closing Date, warrants (the “Underwriter Warrants”) to purchase that number of Common Shares (the “Underwriter Warrant Shares”) equal to 7.0% of the aggregate number of Firm Shares or Additional Shares, as the case may be issued on each of the Closing Date and each Option Closing Date. The Underwriter Warrants shall be in a customary form reasonably acceptable to Wainwright and the Company, expiring on the five-year anniversary of the date hereof at an initial exercise price per Common Share of $16.81, which is equal to 125% of the public offering price of the Firm Shares. Notwithstanding anything in this Agreement to the contrary, if any of the Firm Shares or Additional Shares are sold to any of the entities referenced on Schedule IV to this Agreement, the Underwriters shall not be entitled to any compensation including any Underwriter Warrants.

(t) If requested by the Managers, to prepare a final term sheet relating to the Offering, containing only information that describes the final terms of the Offering in a form consented to by the Managers, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the Offering.

The Company also covenants with each Underwriter that, without the prior written consent of the Manager identified in Schedule I with the authorization to release this lock-up on behalf of the Underwriters, it will not, and will not publicly disclose the intention to, during the restricted period set forth in Schedule I hereto (the “Restricted Period”), (1) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission or prospectus with the Canadian Securities Commissions relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares other than on Form S-8 for the registration of securities it has or may offer pursuant to benefit plans. The foregoing sentence shall not apply to (a) the Shares, the Underwriter Warrants or the Underwriter Warrant Shares to be sold hereunder, (b) the issuance by the Company of Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the Underwriters have been advised in writing (it being understood that the issuance of Common Shares upon exercise of stock options granted under the benefit plans described in the Time of Sale Prospectus and the Prospectuses does not require the Company to advise the Underwriters in writing), (c) the issuance of incentive compensation or equity under the benefit plans described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, (d) any Common Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, (e) Common Shares or other securities issued in connection with an acquisition or a transaction that includes a commercial relationship (including joint ventures, collaborations, partnership or other strategic acquisitions, but excluding stock options); provided (i) that the aggregate amount of Common Shares issued in connection with such transactions does not exceed 5 % of the total shares outstanding of the Company upon consummation of the Offering and (ii) in the case of any such issuance in connection with such transactions prior to the expiration of the Restricted Period, the issuee shall sign and deliver a lock-up letter substantially in the form of Exhibit A hereto, or (f) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period. In addition, the Company covenants to cause each of the officers and directors of the Company listed on Annex A hereto to enter into the “lock-up” agreements, each substantially in the form of Exhibit A hereto, on or before the Closing Date.

From the date hereof until the 12-month anniversary of the Closing Date, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of Common Shares or any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares (or a combination of units thereof) involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional shares of Common Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the Common Shares at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby the Company may issue securities at a future determined price, provided that, for the avoidance of doubt, the presence of a customary anti-dilution protection provision shall not, in itself, cause a transaction to be deemed a Variable Rate Transaction. Notwithstanding the foregoing, on or after the ninety (90) day anniversary of the date hereof, the Company may enter into at-the-market offering facilities.

7. Covenants of the Underwriters. Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.

8. Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim, but excluding loss of profits) (collectively, “Damages”) caused by any misrepresentation or untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show, or the Prospectuses or any amendment or supplement thereto, or caused by any misrepresentation or omission or alleged misrepresentation or omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Damages are caused by any such misrepresentation or untrue statement or omission or alleged misrepresentation or untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in paragraph (b) below.

(b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, any issuer free writing prospectus, marketing materials, road show, or the Prospectuses or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Prospectuses furnished on behalf of each Underwriter: the information contained in the tenth through thirteenth paragraphs under the caption “Plan of Distribution”.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the reasonable fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the indemnifying party has failed within a reasonable time to retain counsel for the indemnified party in accordance with the preceding sentence, or (iii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving U.S. and Canadian law) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Managers authorized to appoint counsel under this Section set forth in Schedule I hereto, in the case of parties indemnified pursuant to Section 8(a), and by the Company, in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless (i) such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d) To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any Damages referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such Damages (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the Offering or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such Damages and any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the Offering shall be deemed to be in the same respective proportions as the net proceeds from the Offering (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate initial public offering price of the Shares set forth in the U.S. Final Prospectus. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the misrepresentation or untrue or alleged misrepresentation or untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation, statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint.

(e) The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the Damages referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such misrepresentation or untrue or alleged misrepresentation or untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f) The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

9. Termination. The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the NYSE, the NYSE MKT, the Nasdaq, the TSX and the TSX-V, (ii) trading of any securities of the Company shall have been suspended on any exchange, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

10. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule II bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to you and the Company for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the Offering contemplated hereunder.

11. Submission to Jurisdiction; Appointment of Agents for Service. (a) The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York (the “Specified Courts”) over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectuses, the Registration Statement or the Offering (each, a “Related Proceeding”). The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any Related Proceeding brought in such a court and any claim that any such Related Proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b) The Company hereby irrevocably appoints Corporation Services Company, with offices at 251 Little Falls Drive, County of New Castle, Wilmington, Delaware 19808, as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

12. Recognition of the U.S. Special Resolution Regimes. (a) In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United State.

(b) In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

13. Entire Agreement. (a) This Agreement represents the entire agreement between the Company and the Underwriters with respect to the preparation of any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the conduct of the Offering, and the purchase and sale of the Shares, except that the terms and conditions of the letter agreement, including Sections A(4) and A(5) thereto, between the Company and H.C. Wainwright &Co., LLC dated as of September 21, 2020 (the “Engagement Agreement”) shall survive and remain in full force and effect in accordance with its terms, provided that this Agreement shall govern all matters related to the Offering. Nothing in this Agreement shall alter the terms of Sections A(4) or A(5) of the Engagement Agreement which shall survive.

(b) The Company acknowledges that in connection with the Offering: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement, any contemporaneous written agreements and prior written agreements (to the extent not superseded by this Agreement), if any, (iii) the Underwriters may have interests that differ from those of the Company and (iv) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice, or solicitation of any action by the Underwriters with respect to any entity or natural person. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering.

14. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

15. Applicable Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

16. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

17. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

18. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you at the address set forth in Schedule I hereto; and if to the Company shall be delivered, mailed or sent to the address set forth in Schedule I hereto.

[Signature Page to follow]

Very truly yours, ImmunoPrecise Antibodies Ltd.

By:	/s/ Jennifer Bath
Name:Jennifer Bath
Title:Chief Executive Officer and President

Signature Page

Accepted as of the date hereof H.C. Wainwright & Co., LLC Acting severally on behalf of themselves and the several Underwriters named in Schedule II hereto.

By:

By:	/s/ Edward D. Silvera
Name:Edward D. Silvera
Title:Chief Operating Officer

Signature Page

SCHEDULE I

Managers:

Manager authorized to release lock-up under Section 6:	H.C. Wainwright & Co., LLC

Managers authorized to appoint counsel under Section 8(c):	H.C. Wainwright & Co., LLC

Registration Statement File No.:	File No. 333-249957

Marketing Materials

Time of Sale Prospectus	1. U.S. Preliminary Prospectus 2. Orally conveyed information: Initial Public Offering Price: $13.45 Number of Firm Shares: 1,616,293 Number of Additional Shares: 242,443

Lock-up Restricted Period:	90 days after the date hereof

Title of Shares to be purchased:	Common Shares

Number of Firm Shares:	1,616,293

Number of Additional Shares	242,443

Purchase Price:	$12.44125 per Common Share

Initial Public Offering Price	$13.45 per Common Share

Closing Date and Time:	February 8, 2021 10:30 a.m.

Address for Notices to Underwriters:	H.C. Wainwright & Co., LLC 430 Park Avenue, 4th Floor New York, New York 10022

Address for Notices to the Company:	ImmunoPrecise Antibodies Ltd. 3204-4464 Markham Street, Victoria, BC V8Z 7X8, Attention: Jennifer Bath Fax:jbath@immunoprecise.com

I-1

SCHEDULE II

Underwriter	Number of Firm Shares To Be Purchased
H.C. Wainwright & Co., LLC	1,616,293
Total:	1,616,293

II - 1

SCHEDULE III

Significant Subsidiaries

ImmunoPrecise Antibodies (Canada) Ltd. (British Columbia);

ImmunoPrecise Antibodies (USA) Ltd. (Delaware); and

ImmunoPrecise Antibodies Netherlands B.V. (Netherlands).

III - 1

SCHEDULE IV

SWK Holdings Corporation, Arena Investors, L.P. or any of their respective affiliates.

EXHIBIT A

FORM OF LOCK-UP LETTER

__________________, 2021

H.C. WAINWRIGHT & CO. LLC

As Manager of the several Underwriters

c/o H.C. Wainwright & Co. LLC

430 Park Avenue

New York, New York 10022

Re: ImmunoPrecise Antibodies Ltd.

Ladies and Gentlemen:

This Lock-Up Agreement (this “Agreement”) is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) between ImmunoPrecise Antibodies Ltd., a corporation incorporated under the Business Corporations Act (British Columbia) (the “Company”), and H.C. Wainwright & Co. LLC (“Wainwright”), as manager of a group of underwriters (collectively, the “Underwriters”), to be named therein, and the other parties thereto (if any), relating to the proposed public offering of common shares (the “Common Shares”), of the Company.

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, and in light of the benefits that the offering of the Common Shares will confer upon the undersigned in its capacity as a securityholder and/or an officer, director or employee of the Company, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during the period beginning on and including the earlier of the date hereof and the date of the Underwriting Agreement through and including the date that is the 90th day after the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Wainwright, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any Common Shares whether now owned or hereafter acquired by the undersigned (including, without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933, as the same may be amended or supplemented from time to time (such shares, the “Beneficially Owned Shares”)) or securities convertible into or exercisable or exchangeable for Common Shares, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for Common Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (iii) engage in any short selling of the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares.

The restrictions set forth in the immediately preceding paragraph shall not apply to:

(1)

if the undersigned is a natural person, any transfers made by the undersigned (a) as a bona fide gift to any member of the immediate family (as defined below) of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned or members of the undersigned’s immediate family, (b) by will or intestate succession upon the death of the undersigned; (c) as a bona fide gift to a charity or educational institution or (d) pursuant to a qualified domestic order or in connection with a divorce settlement,

(2)

if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfers to any shareholder, partner or member of, or owner of a similar equity interest in, the undersigned, as the case may be, if, in any such case, such transfer is not for value,

(3)

if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfer made by the undersigned (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by this Agreement or (b) to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate (as defined below) of the undersigned and such transfer is not for value,

(4)

the sale into the market of Common Shares by the Company’s third-party administrator in connection with the vesting of any restricted equity awards solely to cover the tax obligations of the undersigned;

provided, however, that in the case of any transfer described in clause (1), (2) or (3) above, it shall be a condition to the transfer that the undersigned comply with the following (A) and (B), and in the case of any transfer described in clause (4), it shall be a condition to the transfer that the undersigned comply with the following (B): (A) the transferee executes and delivers to Wainwright, acting on behalf of the Underwriters, not later than one business day prior to such transfer, a written agreement, in substantially the form of this Agreement and otherwise satisfactory in form and substance to Wainwright, and (B) if the undersigned is required to file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of Common Shares or Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Shares or Beneficially Owned Shares during the Lock-Up Period (as the same may be extended as described above), the undersigned shall include a statement in such report to the effect that, in the case of any transfer pursuant to clause (1) above, such transfer is being made as a gift or by will or intestate succession or, in the case of any transfer pursuant to clause (2) above, such transfer is being made to a shareholder, partner or member of, or owner of a similar equity interest in, the undersigned and is not a transfer for value, in the case of any transfer pursuant to clause (3) above, such transfer is being made either (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets or (b) to another corporation, partnership, limited liability company or other business entity that is an affiliate of the undersigned and such transfer is not for value, or in the case of any transfer pursuant to clause (4) above, such transfer is being made in connection with the vesting of any restricted equity awards solely to cover the tax obligations of the undersigned.

(5)	transactions relating to Common Shares or other securities acquired in the offering;

(6)

transfers or dispositions of Common Shares or other securities to the Company in connection with the conversion of any convertible preferred stock into, or the exercise of any option or warrant for, Common Shares; provided that (i) any such Common Shares received by the undersigned shall be subject to the terms of this agreement and (ii) no filing by any party under the Exchange Act or other public announcement shall be required or shall be made voluntarily during the Restricted Period (other than a filing on a Form 4 that reports such disposition under the transaction code “F”);

(7)

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Lock-up Period and (ii) no filing by any party under the Exchange Act or other public announcement shall be required or shall be made voluntarily by or on behalf of the undersigned or the Company in connection with the establishment of such plan; or

(8)

transfers or dispositions of Common Shares or such other securities pursuant to a bona fide tender offer for shares of the Company’s capital stock, merger, consolidation or other similar transaction made to all holders of the Company’s securities involving a Change of Control (as defined below) of the Company (including without limitation, the entering into of any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Common Shares or other securities in connection with such transaction) that has been approved by the board of directors of the Company; provided that, in the event that such Change of Control transaction is not consummated, this clause (7) shall not be applicable and the undersigned’s shares and other securities shall remain subject to the restrictions contained in this agreement.

(9)

transfers to the Company in connection with the “net” or “cashless” exercise of options or other rights to purchase shares of Common Stock granted pursuant to an equity incentive plan, stock purchase plan or other arrangement in satisfaction of any tax withholding obligations through cashless surrender or otherwise, provided, that any shares of Common Stock issued upon exercise of such option or other rights shall remain subject to the terms of this lock-up agreement;

For purposes of this agreement, “immediate family” shall mean a spouse, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended and “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transactions or a series of related transactions, to a person or group of affiliated persons (other than an Underwriter pursuant to the offering), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold at least 90% of the outstanding voting securities of the Company (or the surviving entity), provided that, for the avoidance of doubt, the offering shall not constitute a Change of Control.

The undersigned further agrees that (i) it will not, during the Lock-Up Period, make any demand or request for or exercise any right with respect to the registration under the Securities Act of 1933, as amended, of any Common Shares or other Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Shares or other Beneficially Owned Shares, and (ii) the Company may, with respect to any Common Shares or other Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Shares or other Beneficially Owned Shares owned or held (of record or beneficially) by the undersigned, cause the transfer agent or other registrar to enter stop transfer instructions and implement stop transfer procedures with respect to such securities during the Lock-Up Period (as the same may be extended as described above). In addition, the undersigned hereby waives, from the date hereof until the expiration of the 90-day period following the date of the Underwriting Agreement and any extension of such period pursuant to the terms hereof, any and all rights, if any, to request or demand registration pursuant to the Securities Act of 1933, as amended, of any Common Shares that are registered in the name of the undersigned or that are Beneficially Owned Shares.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement has been duly authorized (if the undersigned is not a natural person), executed and delivered by the undersigned and is a valid and binding agreement of the undersigned. This Agreement and all authority herein conferred are irrevocable and shall survive the death or incapacity of the undersigned (if a natural person) and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

It is understood that, if (A) the Company notifies Wainwright that it does not intend to proceed with the proposed public offering of Common Shares, (B) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares to be sold thereunder, or (C) the proposed public offering of Common Shares shall not have been completed by February 28, 2021, this Agreement shall immediately be terminated and the undersigned shall be released from all obligations under this Agreement.

[Remainder of page intentionally left blank.]

In witness whereof, the parties hereto have entered into this lock-up agreement as of the date first set forth above.

Very truly yours,

Name:
Title: